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                                                            [METLIFE LETTERHEAD]

First MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
----------------------

June 25, 2009

Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

      RE: PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4 FOR FIRST METLIFE INVESTORS INSURANCE COMPANY FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 811-08306 AND 333-158579)

Dear Ms. White:

     On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Alison White, Esq.
June 25, 2009
Page 2


If you have any questions or further comments, please call the undersigned at
(949) 223-5680 or Tom Conner at (202) 383-0590.

Sincerely,


/s/ Richard C. Pearson
-------------------------------------
Richard C. Pearson
Vice President and Associate General Counsel

cc:  W. Thomas Conner, Esq.
     Lisa Flanagan, Esq.
     Michele H. Abate, Esq.
     John M. Richards, Esq.